UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response........2.50

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-101399
CUSIP NUMBER 58505DAD1 55345RAC2

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MQ Associates, Inc.
Full Name of Registrant

Former Name if Applicable

4300 North Point Parkway
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MQ Associates, Inc. (“MedQuest”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 without unreasonable effort or expense due to the inability of management to complete the preparation of the required financial statements for the fiscal year, and MedQuest's independent auditors to complete the audit of such financial statements, for the reasons discussed below.  As previously disclosed in MedQuest’s Current Report on Form 8-K filed on March 15, 2005, the Audit Committee of the Board of Directors of MedQuest is engaged in a review of the valuation of the net patient receivables as presented in MedQuest’s historical financial statements.  The results of the review conducted to date indicate that the allowance for contractual adjustments and doubtful accounts for patient receivables has been understated.  Although no final determination has been made, based on advice from its outside advisors, the Audit Committee estimates on a preliminary basis that the allowance for contractual adjustments and doubtful accounts is understated by $35—$40 million in the aggregate as of December 31, 2004, resulting in an overstatement of net patient receivables by the same amount.  This amount remains subject to change pending completion of the Audit Committee’s review.  Until the Audit Committee and its outside advisors have completed their review, it is not feasible for management to complete the preparation of MedQuest’s financial statements for the fiscal year ended December 31, 2004, for MedQuest's independent auditors to complete the audit of such financial statements or for MedQuest to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense, nor can a reasonable estimate of MedQuest’s results for the period be made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Todd W. Latz	(770)	300-0101
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MedQuest’s response contained in Part III is incorporated herein by reference because the same explanation given in Part III, including the explanation of the nature of the accounts affected, applies as to why a reasonable estimate of the results for the fiscal year ended on December 31, 2004 and why the anticipated change from the prior fiscal year cannot be made.

* * * * *

This filing contains or may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, without limitation, statements regarding MedQuest’s future growth and profitability, growth strategy and trends in the industry in which it operates.  These forward-looking statements are based on MedQuest’s current expectations and are subject to a number of risks, uncertainties and assumptions.  MedQuest can give no assurance that such forward-looking statements will prove to be correct.  Among the important factors that could cause actual results to differ significantly from those expressed or implied by such forward-looking statements are the uncertainty concerning the amount and timing of patient receivable writedowns, the ultimate findings of the Audit Committee's review (including any new information or additional issues that may arise during the course of such review), the ability of MedQuest to negotiate additional extensions of the limited waiver and/or obtain a permanent waiver under the Senior Credit Facility, the reaction of MedQuest’s other creditors, customers and suppliers to the matters discussed in this filing, general economic and business conditions, the effect of healthcare industry trends on third-party reimbursement rates and demand for MedQuest’s services, limitations and delays in reimbursement by third-party payors, changes in governmental regulations that affect MedQuest’s ability to do business, actions of its competitors, introduction of new technologies, risks associated with its acquisition strategy and integration costs, and the additional factors and risks contained in its Registration Statement on Form S-4 declared effective on October 14, 2004 as well as other periodic reports filed with the Securities and Exchange Commission.

MQ Associates, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2005	By	/s/ JOHN HAGGERTY
			Name:	John Haggerty
			Title:	Interim Chief Financial Officer and
duly authorized representative of the
registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).